NR08-01	January 8, 2008

ITH Defines New Surface Gold Targets and Progresses Toward First Resource Calculation on LMS Project, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of its summer exploration program at the LMS prospect.  The Company also reports that it is on schedule to complete an initial NI 43-101 resource calculation for the Camp Zone area, one of several targets on the property, during the first quarter of 2008.

During the 2007 field season, an extensive, deep auger drill soil sampling program was completed across LMS property, and has defined two previously unknown areas of mineralization (at Liscum and NW Camp) and better defined the known NW and South Ridge anomalies.  The results highlight the extensive nature of the mineral system at LMS and the number of gold targets that remain untested in this large 59 square kilometre land package.  The development of the new targets has confirmed the large untested potential of this logistically favourable project, which is located along the Pogo Mine winter road.

Figure :  Gold in soils at the LMS Project.

The legend refers to the size of the material analyzed from soil pits, except in the case of track auger samples where the whole sample is treated as a rock sample.  Numbers in brackets are the number of samples returning results within the particular range of values noted.

Project Background

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine, along the winter access road and within 14 kilometres of the Richardson Highway.  ITH is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc. (“AngloGold”) (see press release of August 4, 2006 for details).

LMS was discovered in 2004 by AngloGold as part of a regional sampling program.  The initial surface discovery of the outcropping Camp Zone deposit focused AngloGold’s exploration drilling, resulting in the definition of the open-ended Camp Zone gold deposit.  In 2006, ITH optioned the property from AngloGold, under an agreement pursuant to which it can earn a 60% interest.  In 2007, ITH has focused on evaluating the remainder of the large LMS property for additional gold deposits (see other targets below).

Camp Zone

Gold mineralization within the Camp Zone is associated with a siliceous breccia horizon within a metamorphic schist unit.  This siliceous breccia and surrounding gneiss units host both broad, lower grade, gold-silver mineralization and later high-grade gold veins.  The mineralized breccia zone is shallowly dipping and remains open along strike and at depth.  The Camp Zone has been drilled over a strike length of 300 metres and down dip approximately 500 metres by a total of 36 core and RC holes.  The Company anticipates completing a NI 43-101 compliant technical report on the Camp Zone, including an initial resource calculation, in the first quarter of 2008.

Other Targets

The 2007 exploration program collected a total of 1,735 samples at the LMS property, including traditional pit soil samples, deep auger drill soil samples and MMI soil samples.  This work has outlined 5 other high priority target areas, in addition to the Camp Zone, which warrant further exploration and drill testing.  The Company anticipates focusing its future exploration on the expansion of the Camp Zone toward the NW Camp and South Ridge targets, as well as initial drilling of the Liscum target.  The Company is currently planning its 2008 exploration program and will announce its 2008 exploration program in due course.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.